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Securities and Exchange Commission
Trading and Markets

FEB 27 2020

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2019 (MM/DD/YY) AND ENDING DECEMBER 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KAHN BROTHERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 MADISON AVENUE, 22ND FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS KAHN (212)980-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

2 SEAVIEW BOULEVARD, SUITE 200	PORT WASHINGTON	NY	11050
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 27 2020
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS G. KAHN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KAHN BROTHERS LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MICHELE A. PIERSIAK
NOTARY PUBLIC, State of New York
No. 43-4847957
Qualified in Richmond County
Certificate Filed In New York County
Commission Expires 6/20/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAHN BROTHERS LLC

REPORT ON AUDIT OF STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Kahn Brothers LLC
New York, New York

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Kahn Brothers LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Kahn Brothers LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Kahn Brothers LLC's management. Our responsibility is to express an opinion on Kahn Brothers LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kahn Brothers LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Lilling + Company

Lilling & Company LLP

We have served as Kahn Brothers LLC's auditor since 2009.

Port Washington, New York
February 25, 2020

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

KAHN BROTHERS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash	$	398,830
Marketable Securities		1,239,934
Due from clearing broker		73,743
Prepaid expenses		8,778
	$	1,721,285
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	248,424
Due to affiliate		57,158
Due to parent		42,470
Deferred taxes payable		68,402
Total liabilites		416,454
MEMBER'S EQUITY		1,304,831
	$	1,721,285

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Kahn Brothers LLC (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) and a New York Stock Exchange member firm. The Company clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company had no liabilities subordinated to claims of general creditors during the year ended December 31, 2019. The Company is a wholly-owned subsidiary of Kahn Brothers Group, Inc. ("Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The revenue recognition guidance of ASC Topic 606, Revenue from Contracts with Customers, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes commission and fees and the recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The primary sources of revenue for the Company are as follows:

Commission
The Company buys and sells securities on behalf of its customers based on specific contracts. Each time a customer enters into a buy or sell transaction the Company charges a commission. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from customer. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer).

The Company earns commissions on asset-based fees such as money market fund renumeration and 12b-1 fees, which are based on investment balances in future periods and are recognized at a point in time when the asset balance is known, and the revenue is no longer constrained. The Company earned $1,138,042 of commissions during the year, which is included in commissions on the statement of operations.

Securities Transactions and Valuation
Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues. Securities owned are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures".

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board, (FASB) established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on balance sheets and disclose key information about leasing arrangements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than twelve months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The new standard is effective for the Company on January 1, 2019, with early adoption permitted. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or, (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. The Company adopted the new standard on January 1, 2019 and used the effective date as the date of initial application. Consequently, financial information and the disclosures required under

the new standard are not required for periods before January 1, 2019. Management of the Company has determined that adoption of this standard will have no material effect on the Company's financial statements.

Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Pershing LLC ("Pershing"). The Company's clearing and execution agreement provides that Pershing's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Pershing records customer transactions on a settlement date basis, which is generally three business days after the trade date. Pershing is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Pershing may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Pershing is charged back to the Company.

The Company, in conjunction with Pershing, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Pershing establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is located in New York, New York and its customers are located throughout the United States.

Income taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. The Company does not file a federal or state tax return, but its taxable income is reported as part of the Parent's federal and state tax returns.

The Company has a tax sharing agreement with the Parent whereby it reimburses the Parent an estimated amount for federal, state, and local income taxes on a stand-alone basis incurred from the results of the Company's operations in the Parent's consolidated tax returns.

The accounting standard on accounting for uncertainty in income taxes provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has determined there are no material uncertain income tax positions through December 31, 2019. The Parent and the Company are generally not subject to U.S. federal, state or local income tax examinations for tax years before 2016.

3. RELATED PARTY TRANSACTIONS

The Company maintains an expense sharing agreement (the "Agreement") with the Kahn Brothers Group, Inc. ("Parent") and Kahn Brothers Advisors LLC ("Affiliate"). Pursuant to the Agreement, the Parent provides office space and equipment to the Company at no cost and contributes to its retirement plan on behalf of the Company's employees, for which the Company reimburses the Parent. The Affiliate provides communications and other administrative expenses to the Company at no cost, and pays health insurance for the Company's employees, for which the Company reimburses the Affiliate. At December 31, 2019, the Company owed $57,158 to the Affiliate, and $42,470 to the Parent which is reflected on the Statement of Financial Condition. The pension contribution of $29,466 is included in Salaries and related expenses, and administrative expenses of $10,558 are included in other expenses in the Statement of Operations for the year ended December 31, 2019.

4. The provision for federal, state and local income taxes for the year ended December 31, 2019 is as follows:

Current	$42,470
Deferred	68,402
Total provision for income taxes	$110,872

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Pershing. Pershing carries all of the accounts of such customers and maintains and preserves such books and records.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $957,959 which was $907,959 in excess of its required net capital of $50,000. The Company had a percentage of aggregate indebtedness to net capital of 43% as of December 31, 2019.

7. FAIR VALUE MEASUREMENTS

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Money Market Funds. The fair value of money market funds is based on quoted net asset value of the fund. These are categorized in level 1 of the fair value hierarchy.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy. The following table presents by level within the fair value hierarchy, the Company's investments fair value as of December 31, 2019.

	Level 1	Level 2	Level 3	Total
Assets				
Marketable Securities				
Exchange-Traded Equity Securities - Exchanges for financial and commodity markets	$ 1,188,342	$ -	$ -	$ 1,188,342
Money market funds	51,592	-	-	51,592
Total	$ 1,239,934	$ -	$ -	$ 1,239,934

8. COMMITMENTS AND CONTINGENCIES

The company and its affiliates (parent and related through common ownership) are the subject of an ongoing investigation by the United States Securities and Exchange Commission (the "SEC"), the outcome of which is uncertain as of the date of this report. However, according to the SEC's letter to Thomas Kahn, dated October 8, 2019, "[t]his investigation is a non-public, fact-finding inquiry. The investigation does not mean that we [the SEC] have concluded that you [Kahn Brothers] or anyone else has violated the law." The SEC's investigation constitutes neither pending nor threatened litigation.

9. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through February 25, 2020, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.

pwc

Report of Independent Accountants

To the Board of Directors and Member of Fidelity Brokerage Services LLC
(A Wholly-Owned Subsidiary of FMR LLC):

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Fidelity Brokerage Services LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Fidelity Brokerage Services LLC for the year ended December 31, 2019, solely to assist the specified parties in evaluating Fidelity Brokerage Services LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Fidelity Brokerage Services LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: The SIPC-6 payment dated July 29, 2019 in the amount of $3,413,035, which represents the amount due for the period January 1, 2019 through June 30, 2019, was compared to a screenshot from the internal wire transfer system (Wire Ref #58354911) obtained from Barbara Shepard, Director of Brokerage Accounting. The SIPC-7 payment dated February 13, 2020 in the amount of $2,921,779, which represents the amount due for the period July 1, 2019 through December 31, 2019, was compared to a screenshot from the internal wire transfer system (Wire Ref #60019021) obtained from Barbara Shepard, Director of Brokerage Accounting. No differences were noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2019 to the Total revenue amount of $4,992,169,478 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on line 2b(4), "Interest and dividend expense deducted in determining item 2a.", of $7,063,773 to schedules for the year ended December 31, 2019 provided by Barbara Shepard, Director of Brokerage Accounting, noting no differences.

    b. Compared deductions on line 2c(3),"Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions", of $512,901,001 to schedules for the year ended December 31, 2019 provided by Barbara Shepard, Director of Brokerage Accounting, noting no differences.

    c. Compared deductions on line 2c(9)(i), "Total interest and dividend expense (FOCUS line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income", of $7,063,773 and line 2c(9)(ii), "40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960)", of $263,123,166 to

schedules provided by Barbara Shepard, Director of Brokerage Accounting, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $4,223,209,084 and $6,334,814, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated the mathematical accuracy of line 2c(9)(ii), "40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960)", of $263,123,166, from supporting schedules provided by Barbara Shepard, Director of Brokerage Accounting, noting no differences. In addition, we verified that the greater of line 2c(9)(i) and line 2c(9)(ii) was applied in the SIPC calculation.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Management and the Board of Directors of Fidelity Brokerage Services LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New York, NY
February 14, 2020

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

Report of Independent Accountants

To the Board of Directors and Member of Fidelity Brokerage Services LLC
(A Wholly-Owned Subsidiary of FMR LLC):

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Fidelity Brokerage Services LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Fidelity Brokerage Services LLC for the year ended December 31, 2019, solely to assist the specified parties in evaluating Fidelity Brokerage Services LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Fidelity Brokerage Services LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: The SIPC-6 payment dated July 29, 2019 in the amount of $3,413,035, which represents the amount due for the period January 1, 2019 through June 30, 2019, was compared to a screenshot from the internal wire transfer system (Wire Ref #58354911) obtained from Barbara Shepard, Director of Brokerage Accounting. The SIPC-7 payment dated February 13, 2020 in the amount of $2,921,779, which represents the amount due for the period July 1, 2019 through December 31, 2019, was compared to a screenshot from the internal wire transfer system (Wire Ref #60019021) obtained from Barbara Shepard, Director of Brokerage Accounting. No differences were noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2019 to the Total revenue amount of $4,992,169,478 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on line 2b(4), "Interest and dividend expense deducted in determining item 2a.", of $7,063,773 to schedules for the year ended December 31, 2019 provided by Barbara Shepard, Director of Brokerage Accounting, noting no differences.

    b. Compared deductions on line 2c(3),"Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions", of $512,901,001 to schedules for the year ended December 31, 2019 provided by Barbara Shepard, Director of Brokerage Accounting, noting no differences.

    c. Compared deductions on line 2c(9)(i), "Total interest and dividend expense (FOCUS line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income", of $7,063,773 and line 2c(9)(ii), "40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960)", of $263,123,166 to

pwc

schedules provided by Barbara Shepard, Director of Brokerage Accounting, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $4,223,209,084 and $6,334,814, respectively of the Form SIPC-7, noting no differences.

    b. Recalculated the mathematical accuracy of line 2c(9)(ii), "40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960)", of $263,123,166, from supporting schedules provided by Barbara Shepard, Director of Brokerage Accounting, noting no differences. In addition, we verified that the greater of line 2c(9)(i) and line 2c(9)(ii) was applied in the SIPC calculation.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Management and the Board of Directors of Fidelity Brokerage Services LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New York, NY
February 14, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Fidelity Brokerage Services LLC
245 Summer Street
Boston, MA 02210

SEC FILE No. 8-23292

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Janice Keating 201-915-7427

2. A.	General Assessment (item 2e from page 2)	$6,334,814
B.	Less payment made with SIPC-6 filed (exclude interest) July 29, 2019 (Date Paid)	(3,413,035)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2,921,779
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$2,921,779

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $2,921,779

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fidelity Brokerage Services LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Director Brokerage Accounting
(Title)

Dated the 14 day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/19
and ending 12/31/19

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,992,169,478
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	7,063,773
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	7,063,773
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	512,901,001
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $7,063,773	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $263,123,166	
Enter the greater of line (i) or (ii)	263,123,166
Total deductions	776,024,167
2d. SIPC Net Operating Revenues	$4,223,209,084
2e. General Assessment @ .0015	$6,334,814
	(to page 1, line 2.A.)

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Fidelity Brokerage Services LLC
245 Summer Street
Boston, MA 02210

SEC FILE No. 8-23292

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Janice Keating 201-915-7427

2. A.	General Assessment (item 2e from page 2)	$6,334,814
B.	Less payment made with SIPC-6 filed (exclude interest) July 29, 2019 Date Paid	(3,413,035)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2,921,779
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$2,921,779

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $2,921,779

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fidelity Brokerage Services LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Director Brokerage Accounting
(Title)

Dated the 14 day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/19 and ending 12/31/19

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,992,169,478
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	7,063,773
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	7,063,773
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	512,901,001
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $7,063,773	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $263,123,166	
Enter the greater of line (i) or (ii)	263,123,166
Total deductions	776,024,167
2d. SIPC Net Operating Revenues	$4,223,209,084
2e. General Assessment @ .0015	$6,334,814
	(to page 1, line 2.A.)